UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Western Copper and Gold Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

95805V108
(CUSIP Number)

April 14, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No.	95805V108

1	NAMES OF REPORTING PERSONS
Mitsubishi Materials Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Japan

	5	SOLE VOTING POWER:
		8,091,390 (1)
NUMBER OF SHARES	6	SHARED VOTING POWER:
BENEFICIALLY OWNED		0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON WITH		8,091,390 (1)
	8	SHARED DISPOSITIVE POWER:
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,091,390 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Corporation - CO

1 Consists of 8,091,390 common shares, no par value (the “Common Shares”), of Western Copper and Gold Corporation (the “Issuer”) acquired by the reporting person at a price of C$2.63 per Common Share on April 14, 2023.

2 This calculation is based on (i) 152,857,597 Common Shares issued and outstanding as of March 23, 2023, as reported on the Issuer’s annual report on Form 40-F for the period ended December 31, 2022, plus (ii) 8,091,390 Common Shares issued to the reporting person on April 14, 2023.

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Item 1

(a).	Name of Issuer: Western Copper and Gold Corporation

(b)	Address of Issuer’s Principal Executive Offices: Suite 1200 – 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3, Canada

Item 2

(a)	Name of Person Filing: Mitsubishi Materials Corporation

(b)	Address of Principal Business Office or, if None, Residence: 3-2-3, Marunouchi, Chiyoda-ku, Tokyo 100-8117 Japan

(c)	Citizenship: Japan

(d)	Title and Class of Securities: Common Shares, no par value

(e)	CUSIP No.: 95805V108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act;
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.		Ownership

(a)		Amount Beneficially Owned: 8,091,390

(b)		Percent of Class: 5.0%

(c)		Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 8,091,390

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 8,091,390

	(iv)	Shared power to dispose or to direct the disposition of: 0

Consists of 8,091,390 Common Shares acquired by the reporting person at a price of C$2.63 per Common Share on April 14, 2023.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2023	MITSUBISHI MATERIALS CORPORATION

	By:	/s/ Katsuyoshi Isaji
		Name:	Katsuyoshi Isaji
		Title:	Managing Executive Officer, President of Metals Company

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